One of 20 works driving $80M in sales - Update

Inbox ×

Masterworks <notification@masterworks.com>
to me

Hi Sam,

Few living artists have commanded multi-million prices with so few works in circulation—and Julie Mehretu is one of them.

She's sold about **20 paintings since 2015 totaling roughly $80 million**, and ArtPrice ranks her among the **Top 100 contemporary auction artists** as of July 2025.*

That's why we're excited to offer this new Mehretu **painting for $3.3 million**—we believe it's a great price, since similar works **have recently traded for $4 million+ in recent years**.

Her paintings are scarce at auction and consistently achieve millions. Our new offering, a $3.3 million architecturally based painting, is a rare opportunity to invest in one of the most sought-after artists of our time.

A public opportunity like this may not come again soon—if you're interested, view the offering here and check out the offering circular below.

Thanks,

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.
Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

*For the purposes of this communication, 'contemporary" covers artists born in any country after 1945. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.
Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.